March 4, 2020

Lisa N. Larkin Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Esoterica Thematic Trust; File Nos. 333-233633 and 811-23473

Dear Ms. Larkin:

On February 20, 2020, Esoterica Thematic Trust (the “Fund”) filed Pre-Effective Amendment No. 1 to its registration statement on Form N-1A (the “Registration Statement”). The Fund proposes to revise the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the telephonic comments that we received from you on March 3, 2020, as indicated below. The Fund proposes to make the revisions noted below in the final Prospectus and SAI filed pursuant to Rule 497 of the Securities Act of 1933, as amended. Please find also below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Prospectus

Page 1 - Footnote 2 to the Fees and Expenses of the Fund Table

Comment 1.	In the first line of footnote 2, please change the term “absorb” to “reimburse.”

Response:	The requested revision will be made.

Comment 2.	The exclusions listed in footnote 2 do not include “foreign custody transaction costs and foreign account set up fees,” however, “foreign custody transaction costs and foreign account set up fees” are listed as exclusions in the Fund’s Operating Expense Limitation Agreement dated February 14, 2020. Please update footnote 2.

Owen.Pinkerton@thompsonhine.com Phone: 202.263.4144	op 4838-0018-0649.4

Ms. Lisa N. Larkin

March 4, 2020 Page 2

Response:	The requested revision will be made. Footnote 2 will be revised to specifically track all exclusions found in the Fund’s Operating Expense Limitation Agreement.

Page 1 - Expense Example

Comment 3.	The three-year expense example calculation should be $289 not $298.

Response:	The requested revision will be made.

Page 2 - Principal Investment Strategies

Comment 4.	Please explain in correspondence what the following sentence means in plain English. Specifically, please explain what benefits might be realized. If additional disclosures are necessary, please update the Registration Statement accordingly:

In selecting companies that the Adviser believes are relevant to the 5G-enabled digital economy, it seeks to identify companies that would benefit from 5G and related technology deployment and development and/or capitalize on the 5G-enabled services and applications in the markets in which they operate.

Response:	The primary benefit of 5G and related technology for companies who are currently operating without such technology is the ability of the technology to allow companies to expand the size of their available market and, therefore, result in a greater market share. The italicized disclosure above will be updated as noted below.

In selecting companies that the Adviser believes are relevant to the 5G-enabled digital economy, it seeks to identify companies that would benefit, through an increased available market, from 5G and related technology deployment and development and/or capitalize on the 5G-enabled services and applications in the markets in which they operate.

Comment 5.	In the second paragraph, under Principal Investment Strategies, you state:

The Adviser’s internal research and analysis leverages insights from diverse sources, including external research, to develop and refine its investment themes and identify and take advantage of trends that have ramifications for individual companies or entire industries.

Ms. Lisa N. Larkin

March 4, 2020 Page 3

Please confirm whether the Fund will concentrate in a specific industry.

Response:	As disclosed under “Concentration Risk” and “Sector Concentration Risk,” the Fund is not prohibited from concentrating in one or more industries or industry sectors at any given time, which may subject the Fund to certain risks, which are discussed in the aforementioned risk factors. In addition, there is no disclosure in the Registration Statement that says that the Fund will not concentrate in one or more industries or industry sectors. As a result, we believe that the language highlighted by the Staff is appropriate and consistent with the Fund’s investment strategy and disclosures.

Comment 6.	The staff notes that the Trading Sub-Adviser is not referenced in the Principal Investment Strategies section, but that the Adviser is referenced. Should the Trading Sub-Adviser be referenced in this section?

Response:	We have reviewed the disclosure highlighted by the Staff and believe that it accurately represents the roles of the Adviser and the Trading Sub-Adviser in connection with managing the Fund’s investment strategy. Specifically, the Adviser is responsible for making all investment decisions and managing the investment process. The Trading Sub-Adviser, subject to the oversight of the Adviser, will primarily be responsible for executing trading orders, valuing securities and maintaining the Fund’s books and records.

Comment 7.	Under the Principal Investment Strategies Section with respect to the definitions of “Group 1,” “Group 2” and “Group 3,” please update the Registration Statement, consistent with our initial comments to explain any technical terms in plain English.

Response:	The requested revisions will be made as noted below.

•	Group 1: Infrastructure

The company's business activities, products or services are ~~instrumental~~ focused on or benefit from the development of new products or services, technological improvements and advancements in scientific research in the development of 5G communication infrastructure network including core network, transmission, and radio access network, or cloud computing infrastructure.

Ms. Lisa N. Larkin

March 4, 2020 Page 4

•	Group 2: Edge Device

The company's business activities, products or services are ~~instrumental~~ focused on or benefit from the development of new products or services, technological improvements and advancements in scientific research in the access of 5G networks by end users, including the edge device itself, such as cellular phone, or the key component within the edge device, such as a baseband processor. The edge device is a type of networking device that connects an internal local area network with an external wide area network or the internet. The edge device provides interconnectivity and traffic translation between different networks on their entering edges or the network boundaries.

•	Group 3: Services

The company's business activities, products or services are enabled by the proliferation of 5G infrastructure and edge devices, which can be further categorized into enhanced mobile broadband (eMBB), massive machine type communications (mMTC) and ultra-reliable low latency communications (uRLLC). The possible products and services may include video streaming, cloud gaming, autonomous driving, augmented reality and virtual reality (AR/VR), Internet of Things (“IoT”), and remote surgery. Cloud gaming is a type of online gaming that aims to provide smooth and direct playability to end users of games across various devices. It could include a host gaming server capable of executing a gaming engine and streaming the gaming data to the client device. IoT is a system of interrelated computing devices, mechanical and digital machines, objects, animals or people that are provided with unique identifiers and the ability to transfer data over a network without requiring human-to-human or human-to-computer interaction.

Comment 8.	In the first sentence of the final paragraph, under Principal Investment Strategies, you state:

Under normal circumstances, substantially all of the Fund’s assets will be invested in equity securities, including common stocks, partnership interests, business trust shares and other equity investments or ownership interests in business enterprises.

Elsewhere in the Registration Statement you state that: (the Fund)… will invest, under normal circumstances, at least 80% of its total assets in domestic and foreign equity securities of companies, and in your initial correspondence you state that: Outside of the 80% stated policy, the Fund will invest in cash and cash equivalents. Please reconcile the Registration Statement to agree with the Fund’s Principal Investment Strategies.

Ms. Lisa N. Larkin

March 4, 2020 Page 5

Response:	The disclosure noted by the staff will be revised to indicate that, under normal circumstances, at least 80% of the Fund’s total assets will be invested in equity securities.

Page 3 – Principal Investment Risks

Comment 9.	In the section “5G Companies and Emerging Technologies Investment Risk,” you state that the Fund's holdings may include equity securities of operating companies that focus on or have exposure to a wide variety of industries, and the economic fortunes of certain companies held by the Fund may not be significantly tied to 5G technologies. However, the first sentence of the Principal Investment Strategies you state that: “…at least 80% of its total assets in domestic and foreign equity securities of companies that are relevant to the fifth generation digital cellular network technology ("5G") enabled digital economy.” Please reconcile and revise, as necessary.

Response:	The requested revision will be made as indicated below.

Companies across a wide variety of industries, primarily in the technology sector, are exploring the possible applications of 5G technologies. The extent of such technologies' versatility has not yet been fully explored. Consequently, the Fund's holdings ~~may~~ will include equity securities of operating companies that focus on or have exposure to a wide variety of industries, and the economic fortunes of certain companies held by the Fund may not be significantly tied to 5G technologies. Currently, there are few public companies for which 5G technologies represent an attributable and significant revenue or profit stream, and such technologies may not ultimately have a material effect on the economic returns of companies in which the Fund invests.

Comment 10.	The section “Concentration Risk” states that the Fund may have the ability to concentrate in a particular industry or group of industries. Please confirm whether this risk is appropriate.

Response:	As disclosed under “Concentration Risk” and “Sector Concentration Risk,” the Fund is not prohibited from concentrating in one or more industries or industry sectors at any given time, which may subject the Fund to certain risks, which are discussed in the aforementioned risk factors. In addition, there is no disclosure in the Registration Statement that says that the Fund will not concentrate in one or more industries or industry sectors. With respect to the disclosure cited by the Staff that states that the Fund will invest in companies that “have exposure to a wide variety of industries,” the Fund does not believe that this language is inconsistent with the disclosures regarding concentration risk. In fact, the full sentence states that the Fund may hold securities in companies engaged in a wide variety of industries as a result of the potential impact of 5G technologies on a wide array of industries. As a result, we believe that the existing disclosures are appropriate and consistent with the Fund’s investment strategy and disclosures.

Ms. Lisa N. Larkin

March 4, 2020 Page 6

General Comment – Principal Investment Risks

Comment 11.	Please include a risk disclosure for equity securities.

Response:	The following risk disclosures will be added to the summary and principal investment risks, respectively.

Equity Risk: The net asset value of the Fund will fluctuate based on changes in the value of the U.S. and/or foreign equity securities held by the Fund. Equity prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

Equity Risk: Equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company.

Comment 12.	Please include a risk disclosure for micro cap companies.

Response:	The following risk disclosures will be added to the summary and principal investment risks, respectively.

Micro Cap Company Risk: Micro cap companies may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with those investments are generally greater than those associated with investments in the securities of larger, more established companies. Micro cap common stocks may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. This may cause the Fund’s net asset value to be more volatile when compared to investment companies that focus only on larger cap companies.

Ms. Lisa N. Larkin

March 4, 2020 Page 7

Micro Cap Company Risk: Micro cap companies may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with those investments are generally greater than those associated with investments in the securities of larger, more established companies. This may cause the Fund’s net asset value to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of micro capitalization companies are more likely to experience sharper swings in market value, less liquid markets in which it may be more difficult for the adviser to sell at times and at prices that the adviser believes appropriate and generally are more volatile than those of larger companies. Compared to large companies, micro capitalization companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of micro capitalization companies are often traded over the counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a larger period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Page 9 – Trading Sub-Adviser’s Portfolio Managers

Comment 13.	Please revise to note that the Trading Sub-Adviser’s portfolio managers have been portfolio managers of the Fund since its inception in 2020, not 2019.

Ms. Lisa N. Larkin

March 4, 2020 Page 8

Response:	The disclosure will be revised to indicate that each portfolio manager has served in such capacity on behalf of the Fund since the Fund’s commencement of operations in 2020.

Pages 16-17 – Portfolio Holdings Disclosure

Comment 14.	You have included risk disclosures for “Cyber Security Risk” in the Registration Statement, however, please explain the reason for the additional “Cybersecurity” disclosure on pages 16-17 under Portfolio Holdings Disclosure, or remove if not applicable.

Response:	The additional “Cybersecurity” disclosure on pages 16-17 under Portfolio Holdings Disclosure will be removed from the Registration Statement.

Page 18 – Management

Comment 15.	Please consider removing the reference to “indexes” under the section “Trading Sub-Adviser” with respect to the scope of the Trading Sub-Adviser’s services to the Fund.

Response:	The requested revision will be made.

Page 27 – Other Information

Comment 16.	Please update the section “Investments by Investment Companies” to reflect the current status of this section as it pertains to the exemptive application.

Response:	The requested revision will be made.

Statement of Additional Information

Page 9 – Investments in Europe

Comment 17.	Please update, if applicable, with any additional information related to “Brexit.”

Response:	The existing Brexit disclosure has been updated and replaced with the disclosure below.

The decision made in the United Kingdom referendum to leave the European Union has led to volatility in global financial markets, and in particular in the markets of the United Kingdom and across Europe, and may also lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. The United Kingdom and European Union announced in March 2018 an agreement in principle to transitional provisions under which European Union law would remain in force in the United Kingdom until the end of December 2020, but this remains subject to the successful conclusion of an agreement between the United Kingdom and the European Union. In the absence of such an agreement there would be no transitional provisions and the United Kingdom would exit the European Union and the relationship between the United Kingdom and the European Union would be based on the World Trade Organization rules (a “hard Brexit”). On October 28, 2019, the United Kingdom came to an agreement with the European Union to delay the deadline for withdrawal; however, the United Kingdom parliament did not approve the withdrawal agreement by January 31, 2020 and there was a hard Brexit on that date. While it is not currently possible to determine the extent of the impact a hard Brexit may have on our investments, certain measures are being proposed and/or will be introduced, at the European Union level or at the member state level, which are designed to minimize disruption in the financial markets.

Ms. Lisa N. Larkin

March 4, 2020 Page 9

Notwithstanding the foregoing, the extent and process by which the United Kingdom will ultimately exit the European Union, and the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union are unclear at this stage and are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. In particular, the decision made in the United Kingdom referendum may lead to a call for similar referenda in other European jurisdictions which may cause increased economic volatility and uncertainty in the European and global markets. This volatility and uncertainty may have an adverse effect on the economy generally and on our ability, and the ability of our portfolio companies, to execute our respective strategies and to receive attractive returns.

In particular, currency volatility may mean that our returns and the returns of our portfolio companies will be adversely affected by market movements and may make it more difficult, or more expensive, for us to implement appropriate currency hedging. Potential declines in the value of the British Pound and/or the euro against other currencies, along with the potential downgrading of the United Kingdom’s sovereign credit rating, may also have an impact on the performance of any of our portfolio companies located in the United Kingdom or Europe.

Ms. Lisa N. Larkin

March 4, 2020 Page 10

Pages 26-27 - Trustee and Officer Tables

Comment 18.	For all Fund Trustees and officers, please add parenthetical descriptions for each principal occupation(s) during past five years in the tables.

Response:	The requested revisions will be made.

Pages 33-34 - Portfolio Manager Compensation

Comment 19.	Please add additional information regarding Adviser and Trading Sub-Adviser’s portfolio management compensation, if applicable.

Response:	We have reviewed the disclosure highlighted by the Staff and believe that it accurately represents portfolio management compensation.

Page 62 – Financial Statements

Comment 20.	Please remove “ETF” from the Fund’s name in the Financial Statements.

Response:	The requested revision will be made.

*      *      *

If you have any questions, please call Ryan Wheeler at (513) 352-6693 or me at (202) 263-4144.

Very truly yours,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc:	JoAnn M. Strasser
Ryan S. Wheeler
Karan Trehan